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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Amendment #1

                   Under the Securities Exchange Act of 1934


                              perfumania.com, inc

                                (Name of Issuer)

                                     Common

                         (Title of Class of Securities)

                                   71376P101

                                 (CUSIP Number)

                             Bruce A. Butcher, Esq.
                            Butcher & Williams, P.S.
                                   Suite 3827
                            1001 Fourth Avenue Plaza
                               Seattle, WA 98154
                                 (206) 682-7626

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 Oct. 15, 1999

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO 71376P101

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Dominion Income Management Corp. (IRS# 91-1379840
          Dominion Income Management Corp. Profit Sharing Fund IRS# 91-1500766 (Joint Filing)

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)  X
     ----------
  (b)
     ----------

     3) SEC Use Only
                    -----------------
     4) Source of Funds (See Instructions) WC

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                   ------------------
     6) Citizenship or Place of Organization WA

        Number of        (7) Sole Voting Power: Dominion Income Management
        Shares               Corp.  962,000 Profit Sharing:  800,000
        Beneficially     (8) Shared Voting Power
        Owned by                                --------------------------
        Each             (9) Sole Dispositive Power Dominion Income Management
        Reporting            Corp.  962,000 Profit Sharing:  800,000
        Person          (10) Shared Dispositive Power
        With                                         ---------------------

    11) Aggregate Amount Beneficially Owned by Each Reporting Person 962,000; 800,000

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     ---------------
    13) Percent of Class Represented by Amount in Row 11: 12.8%; 10.7%

    14) Type of Reporting Person (See Instructions), CO; EP




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ITEM 1

Common Stock
perfumania.com, inc.
11701 NW 101st Road
Miami, FLA 33178

ITEM 2

(a) Dominion Income Management Corp.
    Dominion Income Management Corp. Profit Sharing Plan

(b) 15302 25th Dr. SE
    Mill Creek, WA 98102

(c) Investments

(d) None

(e) No

(f) WA


ITEM 3

Working Capital

ITEM 4

(a) -(j) No

ITEM 5

(a) 962,000: 12.8%
    800,000: 10.7%

(b) 962,000: 12.8%
    800,000: 10.7%

(c) None

(d) None

(e) NA

ITEM 6

The profit sharing plan is directed by a principal (CFO) of the Corporation

ITEM 7

No Exhibits


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Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 15, 1999

Ann L. Evans
---------------------
Signature: /s/
           /s/

Ann Evans, CFO Dominion Income Management Corp.
Ann Evans, Trustee Dominion Income Management Corp. Profit Sharing Plan

Name/Title





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